UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☑	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2022

GelStat Corp.
(Exact name of issuer as specified in its charter)

Delaware	90-0075732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7554 SW Jack James Drive
Stuart, Florida 34997
(Full mailing address of principal executive offices)

(772) 212-1368
(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” “the company,” or “GelStat” refer to GelStat Corp., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the business, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

These factors include, among other things:

•	Our ability to raise sufficient funding to support current operations and grow into new businesses and our dependence upon external sources for the financing of our operations;

•	our ability to attract or maintain a critical mass of users to accept our products in a cost-effective manner;

•	we have a limited operating history and have an evolving and unpredictable business model and we may never generate meaningful revenues;

•	the amount and nature of competition from companies in the healthcare and consumer product industry that manufacture homeopathic products;

•	our success establishing and maintaining contractual business arrangements;

•	the effects of COVID-19;

•	the effects of any reforms or changes in the healthcare and consumer product industry; and

•	our ability to achieve, maintain regulatory approvals and comply with applicable regulations.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed December 15, 2021, as the same may be amended or supplemented from time to time.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

1

GelStat has continued to reengineer its products down to their terpene-based building blocks that will allow new configurations to target additional symptoms and increase the routes of delivery allowing for improved versatility. GelStat has also initiated efforts to expand operations into industrial chemical transformation processes.

The company has been working on a number of new initiatives all of which require additional funding. Once this funding is secured, which is not assured, some or all of these initiatives will be progressed.

Overview

GelStat is a consumer health care company dedicated to the cost-effective development and marketing of over-the-counter (OTC) and other non-prescription consumer health care products. We are a Delaware company focused on offering non-CBD/non-nonsteroidal anti-inflammatory homeopathic drugs (non-NSAID) targeting consumer concerned with migraines, headaches, energy enhancement or sleep. We plan to introduce enhanced versions of our current line of products allowing for improved performance and focusing on prevention of symptoms when that formulation is supported by scientific research.

GelStat operates as a direct-to-consumer retailer and will continue to evolve its hybrid model looking to balance network marketing strategies with an expanded distribution base through party plan strategies motivating individual channel throughput under an umbrella of marketing, validation and social resources. In addition, we plan to market products with national digital reach and progressive regional incursions targeting concentrated market areas and designed to grow our distribution network.

Our primary source of working capital has been funds raised in the Regulation A+ offering and a convertible note. We have raised $100,000 through its sale of 33,333,333 shares of common stock through its Regulation A+ offering in 2021, and issued two convertible notes in the amount of $120,000 and $20,000, respectively, in 2022, see “Recent Developments” below.

If the current outbreak of the coronavirus continues to grow, the effects of such a widespread infectious disease and epidemic may inhibit our ability to conduct our business and operations and could materially harm our Company. The coronavirus may cause us to have to reduce operations as a result of various lock-down procedures enacted by the local, state or federal government, which could restrict our ability to conduct our business operations. The coronavirus may also cause a decrease in spending on the types of products that we plan to offer, as a result of the economic turmoil resulting from the spread of the coronavirus and thereby having a negative effect on our ability to generate revenue from the sales of our products. The continued coronavirus outbreak may also restrict our ability to raise funding when needed and may also cause an overall decline in the economy as a whole. The specific and actual effects of the spread of coronavirus are difficult to assess at this time as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, may cause an overall decline in the economy as a whole and also may materially harm our Company.  In addition, the continued spread of COVID-19 could disrupt our supply chain and the manufacture or shipment of our products, and other related activities, which could have a material adverse effect on our business, financial condition and results of operations. COVID-19 has also had an adverse impact on global economic conditions which could impair our ability to raise capital when needed.

Recent Developments

Convertible Promissory Note

On February 23, 2022, the Company issued a $120,000 convertible note to an accredited investor. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock. The holder of the note has the right to convert all or part of the principal and interest into common stock. The maturity date of the convertible note is February 26, 2024. In connection with the issuance of the convertible note, we issued a common stock purchase warrant to the same investor to purchase up to 10,000,000 shares of common stock. The common stock purchase warrant is exercisable through February 23, 2025 and exercisable at a rate of $0.003 per share of common stock.

2

On July 22, 2022 the Company issued 2,000,000 common stock purchase warrants in connection with the issuance of a convertible note in the amount of $24,000. The common stock purchase warrant is exercisable through July 22, 2025, at a rate of $0.003 per share of common stock.

On September 20, 2022, the Company received a notice of conversion to convert a promissory note totaling $57,264, which includes accrued interest and fees of $7,264 into 19,088,107 shares of common stock.

Our auditor has identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

Although our auditor has concluded that our consolidated financial statements present fairly, in all material respects, the results of operations, financial position, and cash flows of our company and its subsidiaries in conformity with generally accepted accounting principles, our auditor has identified a material weakness in internal control over financial reporting related to the lack of segregation of accounting duties. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We are initiating remedial measures, but if our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our financial results. If we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, your investment in us may lose all or some of its value.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	our ability to obtain funding required for the production of initial inventory as well as our operations;

●	the rate of progress and cost of development activities;

●	the cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

●	the costs of sales, marketing, and customer acquisition;

●	willingness of healthcare providers to recommend our products; and

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate.

3

Results of Operations for 6 months Ended June 30, 2022 and 2021

Revenues

Revenues for the six months ended June 30, 2022 decreased by 62 % or $2,355 in comparison to 2021, mostly as a direct result of initiating operations of Product sales via e-commerce marketing and orders.

During the six months ended June 30, 2022, our customer base and revenue streams were comprised of approximately 0% B2B (Wholesale Distributors and Enterprise Institutions) and 100% B2C (consumers who bought through our online ecommerce platform and through Amazon, Google, etc.).

During the six months ended June 30, 2022, we had a customer base that reached 42 cities across nine states in the U.S. and three other countries.

Cost of goods sold

Cost of goods sold decreased $928 during the six months ended June 30, 2022 in comparison to 2021, primarily due to decreased sales volume. As a result, total gross margin resulted in 35% in 2022 and 50% in 2021.

Wages and benefits

Wages and benefits for the six months ended June 30, 2022 increased $2,956 compared to year 2021, primarily as a result of increased operational requirements of operations.

Professional fees

Professional fees consist of costs attributable to consultants and contractors who primarily spent their time on legal, accounting, product development, and business development. Such costs increased $27,073 or 108% during the six months ended June 30, 2022 compared to 2021. As a result, the Company believes it has complied with federal, state, local and shareholder obligations.

Sale and marketing expenses

Sales and marketing expenses decreased $851 during the six months ended June 30, 2022 in comparison to 2021, primarily due to product placement and consumer awareness efforts.

General and administrative

General and administrative costs decreased $109 during the six months ended June 30, 2022 in comparison to 2021, mostly due to the implementation of processes and infrastructure to support renewed business operations. We expect these numbers to increase as we ramp up our overall business after the COVID crisis.

Other expense/income, net

Other expense/income during the six months ended June 30, 2022 was a net income of $1016, compared to 2021 where we had an expense of $3,815, a difference of 4,831.

Net loss

Net loss during the six months ended June 30, 2022 increased by $277,742 in comparison to the net loss incurred during 2021, primarily as a net result of overall operating expenses.

On an earnings-per-share basis, we saw no material change in loss per share from ($0.00) during the six months ended June 30, 2022 to ($0.00) during the six months ended June 30, 2021.

Liquidity and Capital Resources for Six Months Ended June 30, 2022 and 2021

As of June 30, 2022, we had $8,832 in cash and $91,693 of total current assets, and $453,496 of current liabilities, resulting in a working capital deficit of $361,803 compared to $67,138 in cash and a working capital deficit of approximately $356,048 as of June 30, 2021.

4

Net cash used in operating activities was $136,025 for the period ended June 30, 2022, compared to net cash used of $80,153 for the period ended June 30, 2021. The increase in net cash used in operating activities was largely attributed to net operating losses offset by accrued interest of note issuances and other accrued expenses.

There was no net cash used for investing activities during 2022 or 2021.

Net cash provided by financing activities during the period ended June 30, 2022, was $77,719 and consisted of], proceeds from a convertible note in the amount of $100,000, and made loan payments in the amount of $ 22,281 to a related party. Net cash raised by financing activities during the period ended June 30, 2021, was $33,747 received from CARE loans and a loan from a related party in the amount of $46,595.

We expect to continue to generate revenues from our ongoing operations. We also expect to see new revenues as we continue to grow the customer base for GelStat Migraine. GelStat has continued to reengineer its products down to their terpene-based building blocks that will allow new configurations to target additional symptoms and increase the routes of delivery allowing for improved versatility. GelStat has also initiated efforts to expand operations into industrial chemical transformation processes.  We also expect improving our GelStat Sleep product. We stress that the improvements of these products are contingent on our ability to meet working capital needs and raise additional debt and equity in capital markets.  Our revenues are still unpredictable and may not be sufficient to fund all our operational needs. Accordingly, we anticipate that we will have negative cash flow from our operations and, therefore, will have to raise additional capital in order to fund our operations in 2022.

During the six months ended June 30, 2022, and June 30, 2021, except for the convertible notes described herein, the Company has not taken any new debt.

In addition to continuing to incur normal operating expenses, we intend to continue our research and development efforts for our various products, including website development, and we also expect to further develop our sales, marketing and manufacturing programs associated with the commercialization of our products. We currently do not have sufficient capital on hand to fully fund our proposed research and development activities, which lack of product development may negatively affect our future revenues.

Convertible Promissory Note

On February 23, 2022, the Company issued a $120,000 convertible note to an accredited investor. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock. The holder of the note has the right to convert all or part of the principal and interest into common stock. The maturity date of the convertible note is February 26, 2024. In connection with the issuance of the convertible note, we issued a common stock purchase warrant to the same investor to purchase up to 10,000,000 shares of common stock. The common stock purchase warrant is exercisable through February 23, 2025 and exercisable at a rate of $0.003 per share of common stock.

As noted above, based on budgeted revenues and expenditures, unless revenues increase significantly, we believe that our existing and projected sources of liquidity may not be sufficient to satisfy our cash requirements for the next twelve months. Accordingly, we will need to raise additional funds in 2022. The sale of additional equity securities will result in additional dilution to our existing stockholders. Sale of debt securities could involve substantial operational and financial covenants that might inhibit our ability to follow our business plan. Any additional funding that we obtain in a financing is likely to reduce the percentage ownership of the Company held by our existing security-holders. The amount of this dilution may be substantial based on our current stock price, and could increase if the trading price of our common stock declines at the time of any financing from its current levels. We may also attempt to raise funds through corporate collaboration and licensing arrangements. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to grant licenses on terms that are not favorable to us. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain the needed additional funding, we may have to further reduce our current level of operations, or, may even have to totally discontinue our operations.

5

We are subject to many risks associated with early-stage businesses, including the above discussed risks associated with the ability to raise capital. Please see the section entitled “Risk Factors” in our Offering Circular for more information regarding risks associated with our business.

Plan of Operations

We have not yet generated any significant revenues. During the next twelve months, we plan to develop new products. Because we have identified potential in the Migraine and Sleep core products, we plan to invest resources in improving their packaging, delivery methods and usage recommendations in an attempt to promote lower costs and higher usage patterns.

Specifically, we plan to reintroduce Sleep with a new formulation, packaging and delivery. We believe this will support our complimentary plans to launch a new Migraine produce and improve sourcing, registration, commercial and distribution efforts to grow Migraine sales volumes. We aim to achieve positive cashflow within the next twelve (12) months while establishing an organic growth pattern increasing the product and brand potential during which new products are planned to be developed.

In parallel and with our affecting our path towards profitability and return to market, GelStat must initiate a development strategy to bring additional products and services to market. Therefore, we also plan to invest significant resources in research and development. We will continue to evaluate opportunities to grow through acquisition or synergy.

We believe the offering amount of proceeds will satisfy our cash requirements to implement our plan of operations for the next twelve (12) months.

Trends Information

GelStat Migraine has proven itself as a reliable solution for our customers. Nine out of ten new customers developed repetitive purchase patterns which can be grouped in three main categories based on their cadence: migraines more than a month apart, migraines every month and several migraines per month.

GelStat also benefitted from the shift to e-business and online marketing having positive results and conversion on Google, Bing and Amazon platforms; allowing us to grow our customer base by an average of 40% on every campaign across platforms.

Consumer demand continues to shift towards products with healthier impact on their bodies and reduce risks of addition, overdose, or organ damage, thus trying to avoid prescription drugs and NSAIDs.

Regulatory Matters

Our products are subject to government regulation, both in the United States and abroad, which could increase our costs significantly and limit or prevent the sale of our products. The sale, advertisement and promotion of foods, dietary supplements, vitamins, minerals, herbal and homeopathic products and cosmetics that we sell are subject to regulation by the FDA, FTC, USPS, the U.S. Department of Agriculture and state regulatory authorities. Any of these government agencies, as well as legislative bodies, can change existing regulations, or impose new ones, or could take aggressive measures, causing or contributing to a variety of negative consequences, including:

•	requirements for the reformulation of products to meet new standards,

•	the recall or discontinuance of products,

•	additional record keeping,

•	expanded documentation of the properties of products,

6

•	expanded or different labeling,

•	adverse event tracking and reporting and

•	additional scientific substantiation.

Any or all of these requirements could have a material adverse effect on us. There can be no assurance that the regulatory environment in which we operate will not change or that such regulatory environment, or any specific action taken against us, will not result in a material adverse effect on us

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Going Concern

Our independent auditor has expressed substantial doubt about our ability to continue as a going concern given our lack of operating history and the fact that we have had nominal revenues to date. Our future is dependent upon our ability to obtain financing and upon future profitable operations. These factors raise substantial doubt that we will be able to continue as a going concern.

Regulation A Offering

We launched a Regulation A offering on December 18, 2021. To date, 33,333,333 shares of common stock were sold to one investor at a price of $0.003 per share. From that time until December 31, 2021, the amount raised pursuant to the Regulation A offering totaled $100,000, which we have used for working capital.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any.

Item 2.	Other Information.

None

7

Item 3.	Financial Statements.

F-1

GelStat Corporation

Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2022	2021
Assets

Current Assets
Cash	$8,832	$67,138
Accounts receivable	68	91
Inventory	75,033	75,061
Employee advance	7,760
Total Current Assets	91,693	142,290

Other assets:
Warehouse right of use	25,440	37,800
Security Deposits	2,000	2,000
	27,440	39,800
Total Assets	$119,133	$182,090

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable	$63,630	$55,547
Accrued expenses	219,549	183,714
Other current liabilities	19,051	11,773
Loans- Related Party	14,476	138,577
Due from related party	3,925	3,925
Warehouse lease liability -current portion	25,440	25,080
Convertible note payable, net of discount	57,425	29,722
Preferred stock payable	50,000	50,000
Total Current Liabilities	453,496	498,338

Other Liabilities
Loans- related party - non current portion	107,810	—
Convertible notes payable - non current portion	120,000	—
Warehouse lease liability -long term portion	—	12,720
Total Other Liabilities	227,810	12,720

Stockholders’ Deficit
Common stock, $0.01 par value, 5,000,000,000 shares authorized; 617,980,082 and 558,326,873 and shares issued at June 30, 2022 and December 31, 2021	6,179,801	5,583,268
Additional paid-in-capital	13,228,384	13,561,884
Accumulated deficit	(19,970,357)	(19,474,120)
Total Stockholders’ Deficit	(562,173)	(328,968)

Total Liabilities and Stockholders' Deficit	$119,133	$182,090

The accompanying notes are an integral part of these financial statements.

F-2

GelStat Corporation

Statements of Operations

(Unaudited)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2022	2021	2022	2021

Revenues	$884	$1,929	$1,544	$3,899
Cost of goods sold	606	526	1,008	1,936
Gross Margin	278	1,403	536	1,963

Operating expenses:
Personnel costs	40,132	79,168	93,560	90,604
Legal, professional and consulting	39,599	23,206	52,141	25,068
Rent expense	7,134	4,756	19,024	11,890
Selling, general and administrative expenses	11,699	4,748	16,341	16,450
Stock compensation	244,625	—	244,625	—
Total operating expenses	343,189	111,878	425,691	144,012

Other Income(expense):
Interest expense	(48,234)	—	(72,098)	—
Other income (expense)	747	(2,180)	1,016	(3,815)
Total Other Income(expense)	(47,487)	(2,180)	(71,082)	(3,815)

Net loss	$(390,397)	$(112,655)	$(496,237)	$(145,864)

Net loss per common share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - basic and diluted	617,980,082	499,993,540	590,198,522	499,993,540

The accompanying notes are an integral part of these financial statements.

F-3

GelStat Corporation

Statement of Stockholders' Deficit

For the Year Ended December 31, 2021 and Six Month Ended June 30, 2022

(Unaudited)

	Common Stock		Additional		Total
	$0.01 Par Value		Paid in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance December 31, 2020	499,993,540	$4,999,935	$13,795,217	$(18,998,877)	$(203,725)
					—
Issuance of common stock for debt	25,000,000	250,000			250,000
Issuance of common stock for cash	33,333,333	333,333	(233,333)		100,000
Net loss for the year ended December 31, 2021			—	(475,243)	(475,243)
Balance December 31, 2021	558,326,873	5,583,268	13,561,884	(19,474,120)	(328,968)
Shares cancelled from settlement	(101,400,000)	(1,014,000)	1,014,000		—
Stock compensation	107,843,750	1,078,438	(833,813)		244,625
Warrant exercise	53,209,459	532,095	(513,688)		18,407
Net loss for the year ended June 30, 2022				(496,237)	(496,237)
Balance June 30, 2022	617,980,082	$6,179,801	$13,228,384	$(19,970,357)	$(562,173)

The accompanying notes are an integral part of these financial statements.

F-4

GelStat Corporation

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(496,237)	$(145,864)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of loan discount	63,383	—
Accrued interest of related party note	5,990	—
Accrued interest on convertible debt	2,726
Stock compensation	244,625	—
Changes in operating assets and liabilities:
Accounts receivable	28	(43)
Inventory	24	121
Employee advances	(7,760)	—
Accounts payable	8,083	9,498
Accrued expenses	35,835	56,135
Other current liabilities	7,278	—
Net cash used In operating activities	(136,025)	(80,153)

CASH FLOWS FROM INVESTING ACTIVITIES	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Loans-PPP Cares Act	—	33,747
Proceeds from loans - related party	—	46,595
Loan repayments - Related party	(22,281)	—
Proceeds from convertible note	100,000	—
Net Cash Provided By Financing Activities	77,719	80,342

Net increase (decrease) in cash	(58,306)	189

Cash - beginning of period	67,138	767

Cash - end of period	$8,832	$956

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest	$—	$—
Taxes	$—	$—

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Operating lease liability	$—	$62,160

The accompanying notes are an integral part of these financial statements.

F-5

GELSTAT CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 (Unaudited)

NOTE 1 - Business

GelStat Corporation ("the Company" or "GelStat") is a consumer health care company dedicated to the cost-effective development and marketing of over-the-counter (OTC) and other non-prescription consumer health care products. Our efforts are focused on proprietary, innovative products that address the multi-billion-dollar global markets.

In March 2020, a new CEO was appointed. In July 2020, the CEO initiated operations with the purchase of inventory and leasing of office and warehouse space. In late 2020, the Company began reengaging with capital markets and seeking additional financing which is ongoing at this time.

NOTE 2- Liquidity and Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had a net loss of $475,243 for the year ended December 31, 2021. The Company has an accumulated deficit of $19,474,120 and a stockholders’ deficit of $328,968 as of December 31, 2021, and used $204,858 in cash flow from operating activities for the year then ended. Losses of $496,237 were incurred for the six months ended June 30, 2022, Increasing the stockholders’ deficit to $562,173.

Management believes these conditions raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date these financial statements were issued. The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows, and additional financing.

Management intends to raise money through a Regulation A Funding, which through December 31, 2021 raised a total of $100,000 of the $5,000,000 offering. The Company also raised and additional $100,000 through the execution of a convertible note. Such funds will enable the company to develop and markets its products and for its working capital needs. Management cannot provide any assurances that the Company will be successful in completing these undertakings and accomplishing any of its plans.

NOTE 3 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) under the accrual basis of accounting.

Management's Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. The Company’s significant estimates include, the valuation of inventories and the realizability of income tax assets Actual results could differ from these estimates.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it is a credit counterparty, and as such, it believes that any associated credit risk exposures are limited.

GELSTAT CORPORATION NOTES TO FINANCIAL STATEMENTS JUNE 30, 2022 (Unaudited)

Risks and Uncertainties

The Company is undertaking a new business venture that is inherently subject to significant risks and uncertainties, including financial, operational, technological and other risks that could potentially have a risk of business failure.

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash and equivalents for purposes of the statement of cash flows.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest. As of June 30, 2022 December 31, 2021, the Company did not record an allowance for uncollectible accounts.

Inventories

Inventories are valued using average actual cost. Inventory items replaced by an alternative and rendered unusable or diminished in value are considered to be obsolete. Obsolete inventory items are written down to zero.

Revenue Recognition

In accordance with ASC 606 revenue is recognized upon transfer of control of promised products and/or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products and services. The Company currently sells its products through direct, retail and distributor sales channels with a national reach across the USA. The Company recognizes revenue when persuasive evidence of a customer or distributor arrangement exists, shipment has occurred, the price is fixed or determinable, and the sales revenues are considered collectible. Subject to these criteria, the Company recognizes revenue at the time of shipment of the merchandise to the retail customer.

Cost of Revenue

Cost of revenues consists primarily of product costs and shipping and handling, which are directly attributable to the sale of products.

Advertising

Advertising costs, including the cost of promotional products, which totaled $3,983 and $4,711 for the six months ended June 30, 2022 and 2021, are charged to operations when incurred.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment, (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company periodically evaluates long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When triggering event indicators are present, the Company obtains appraisals on an asset-by-asset basis and will recognize an impairment loss when the sum of the appraised values is less than the carrying amounts of such assets. The appraised values, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised values projected in the evaluation of long-lived assets can vary within a range of outcomes. The appraisals consider the likelihood of possible outcomes in determining the best estimate for the value of the assets. As of June 30, 2022 and December 31, 2021, the Company did not record any impairment losses.

GELSTAT CORPORATION NOTES TO FINANCIAL STATEMENTS JUNE 30, 2022 (Unaudited)

Income Taxes

The Company accounts for income tax using Accounting Standard Codification (“ASC 740”) “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Earnings or Loss per Common Share

Basic earnings or loss per share is calculated as the income or loss attributable to common stockholders divided by the weighted average number of shares outstanding during each period. Diluted earnings or loss per share is calculated by dividing the net income or loss attributable to common shareholders by the diluted weighted average number of shares outstanding during the year.

Recent Accounting Pronouncements

There are no other recent accounting pronouncements that are expected to have a material effect on the Company's financial statements.

NOTE 4 – Debt

Notes Payable

The Company’s notes payable relating to financing agreements classified as current liabilities consist of the following as of:

	June 30, 2022		December 31, 2021
Notes Payable		Interest rate		Interest rate
Related party note payable	$122,286	10%	$138,577	12%
Less noncurrent portion	107,810		—
Current portion of related party note payable	$14,476		$138,577
Convertible notes, net of discount	$177,425	10%	$29,722	10%
Less noncurrent portion	120,000		—
Current portion of convertible notes	$57,425		$29,722

Related Party

The Company entered into an agreement with a related party on July 31, 2020, whereby the related party loaned the Company the aggregate principal amount of up to $78,750 in tranches, pursuant to a note, repayable on June 30, 2022. The note carries an annual interest rate of 12% and an Original Issue Discount (OID) of 5%. In addition, the Company will issue warrants permitting the related party to purchase for cash 78,750,000 shares of the Company’s common stock at a price to be determined once sufficient authorized shares are available for issuance such that these shares do not exceed the amount of available authorized shares. On January 1, 2022, the note was modified to a principal balance of $132,285 along with $6,292 of accrued interest and the interest rate was modified to 10% per annum. The balance of this note as of June 30, 2022 and December 31, 2021 was $122,286 and $138,577. This includes accrued interest of $6,292 at June 30, 2022 and December 31, 2021, respectively.

GELSTAT CORPORATION NOTES TO FINANCIAL STATEMENTS JUNE 30, 2022 (Unaudited)

Convertible notes

On July 8, 2021, GelStat issued a one-year $59,444 convertible note and received $50,000 in proceeds after discount and fees. (The note bears no interest and is due July 8, 2022.) GelStat also issued 25,000,000 shares and a five-year warrant to purchase 5,944,444 shares as additional consideration for this note.

On December 13, 2021, the Company issued a fully discounted note totaling $50,000 as payment for the underwriter’s fee. The note matures on December 13, 2022 and bears interest at 10% per annum. The note is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock.  The holder of the note has the right to convert all or part of the principal and interest into common stock.

On February 23, 2022, the Company issued a $120,000 convertible note at a discounted price of $100,000. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock.  The holder of the note has the right to convert all or part of the principal and interest into common stock. The maturity date of the convertible note is February 26, 2024.  In connection with the issuance of the convertible note, the Company issued a common stock purchase warrant to the same investor to purchase up to 10,000,000 shares of common stock.  The common stock purchase warrant is exercisable through February 23, 2025, at a rate of $0.003 per share of common stock.

NOTE 5 – Accrued Salary

As of June 30, 2022 and December 31, 2021, the Company has accrued $206,252 and $172,365 in salary to its CEO.

NOTE 6 – Inventory

Inventories are recorded at the lower of cost or net realizable value. The cost of finished goods is determined using average actual cost. The inventory consists of finished goods and amounts $75,033 and $75,061 as of June 30, 2022 and December 31, 2021.

NOTE 7 – Warehouse lease agreement

On June 28,2020, the company entered into a warehouse and office lease agreement at its current address 7554 SW Jack James Drive, Stuart, Florida 34997. The lease started July 1, 2020 and expires on June 30, 2023. The right-to-use asset recorded is $37,800 and $62,160 on December 31, 2021 and 2020.

At June 30, 2022 and December 31, 2021, future cash payments under warehouse lease with terms of at least one year were as follows:

	Amount
As of June 30, 2022
2022		$12,720
2023		12,720
Thereafter		—
		$25,440
Less: imputed interest
Total operating lease liabilities	$

GELSTAT CORPORATION NOTES TO FINANCIAL STATEMENTS JUNE 30, 2022 (Unaudited)

NOTE 8 – Shareholders’ Equity

On June 22, 2021, the Company filed an amendment of its articles of incorporation with the State of Delaware to increase its authorized common stock shares to 5,000,000,000.

On July 19, 2021, the Company issued 25,000,000 shares of common stock concurrent with a convertible note. (See Note 4.)

In December, 2021, the Company sold 33,333,333 shares of common stock under its current Regulation A offering at $0.003 per share for total proceeds of $100,000.

On January 6, 2022, the Company executed a settlement agreement with a former business partner that resulted in the cancellation of 101,400,000 shares of common stock

On February 4, 2022, the Company issued 107,843,750 for compensation to board members and executive officers that was valued at $244,625 or $0.003 per share.

Also on February 4, 2022, the Company issued 53,209,459 shares to execute a cashless conversion of outstanding warrants.

NOTE 9 – Subsequent Events

On September 20, 2022, the Company received a notice of conversion to convert a promissory note totaling $57,264, which includes accrued interest and fees of $7,264 into 19,088,107 shares of common stock.

On July 22, 2022, the Company issued 2,000,000 common stock purchase warrants in connection with the issuance of a convertible note in the amount of $24,000. The common stock purchase warrant is exercisable through July 22, 2025, at a rate of $0.003 per share of common stock.

End of Financial Statements

Item 4.	Exhibits.

		Incorporated by Reference			Filed or Furnished
No.	Exhibit Description	Form	Date Filed	Number	Herewith

2.1	Certificate of Incorporation	1-A	10/29/2021	2.1
2.2	Certificate of Amendment to Certificate of Incorporation filed May 16, 2011	1-A	10/29/2021	2.2
2.3	Certificate of Amendment to Certificate of Incorporation filed June 22, 2021	1-A	10/29/2021	2.3
2.4	Bylaws	1-A	10/29/2021	2.4
2.5	Agreement of Merger and Plan of Merger and Reorganization between GelStat, a Minnesota corporation and GelStat Corporation, a Delaware corporation	1-A	10/29/2021	2.5
2.6	Certificate of Merger of Foreign Corporation into a Domestic Corporation	1-A	10/29/2021	2.6
3.1	Certificate of Designation of Series A Preferred Stock filed July 6, 2021	1-A	10/29/2021	3.1
4.1	Form of Subscription Agreement	1-A	10/29/2021	4.1
4.2	Security Agreement between Company and Quick Capital, LLC	1-A/A	11/24/2021	4.2
4.3	Common Stock Purchase Agreement between the Company and Accredited Investor dated February 23, 2022	1-K	5/2/2022	4.3
4.4	Convertible Promissory Note between the Company and Accredited Investor dated February 23, 2022	1-K	5/2/2022	4.4
4.5	Convertible Promissory Note between the Company and Accredited Investor dated July 22, 2022				X
4.6	Common Stock Purchase Agreement between the Company and Accredited Investor dated July 22, 2022				X

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 3, 2022	GelStat Corp.

	By:	/s/ Javier Acosta
Javier Acosta
Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issue and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adrian Goldfarb	Director	October 3, 2022
Adrian Goldfarb

9